UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020 Commission File Number: 001-36363
TARENA INTERNATIONAL, INC.
6/F, No. 1 Andingmenwai Street, Lychee Plaza, Chaoyang District, Beijing 100011, People’s Republic of China Tel: +86 10 6213-5687

(Address of principal executive offices)

1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Tarena Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019.

Tarena International, Inc. (“Tarena” or the “Company”) is filing this Current Report on Form 6-K to avail itself of the relief that has been granted by the Securities and Exchange Commission (the “SEC”) pursuant to the order issued by the SEC on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, “Release No. 34-88465”). Release No. 34-88465 provides conditional relief that permits a registrant to file the annual report on Form 20-F for the year ended December 31, 2019 with the SEC no later than 45 days after April 30, 2020, the original due date (the “Original Due Date”), if the registrant is unable to meet the Original Due Date due to circumstances related to the coronavirus disease 2019 (the “COVID-19.”)

Substantially all of the Company’s operations are concentrated in China. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. We have been taking measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures. These measures has resulted in certain disruption to the Company’s preparation of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), and led to the inability of the Company to file, on a timely basis, its Annual Report by the Original Due Date. Such disruptions include, but are not limited to the temporary closure of certain of the Company’s offices, the modified working hours, restrictions on the number of on-site employees, remote working arrangements, and quarantines of certain of the Company’s employees. Furthermore, the Company has devoted much of its time and resources in preparation of its annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report), which was filed with the SEC on April 24, 2020. This, in turn, has hampered the ability of the Company to prepare the Annual Report in time to be filed by the Original Due Date.

Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the importance of investors receiving materially accurate information in the Annual Report, the Company has decided to rely on the Release No. 34-88465 to extend the due date for the filing of the Annual Report until June 12, 2020. The Company will work diligently to comply with such requirement and, as of the date of this Form 6-K report, the management believes that such extension period is necessary.

When the Company files the Annual Report, the Company plans to include the following risk factor, as may be amended as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 outbreak:

Our business, financial condition and results of operations may continue to be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

The current COVID-19 pandemic has already adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China have underwent temporary yet prolonged closure from February 2020 to present. Although we have arranged online webcasts for our students to study at home, which covered most of our adult students and K-12 students, we may not be able to achieve the same effectiveness and service quality without the disciplined and focused learning environment at our learning centers. As of the date of this annual report, our learning centers remain closed due to the government policies on suspending classes at school.

In addition, we have experienced difficulty in recruiting students as we are unable to host regular seminars, information sessions and preparatory training camps for prospective students at our learning centers as usual as well as conducting other offline sales and marketing activities due to the general restrictions on travel and outdoor activities. We have arranged for online recruiting activities, such as conducting online promotional courses, but the effectiveness of such efforts is uncertain. Our ability to recruit students directly from cooperative universities and colleges is also negatively impacted as most universities and colleges have been closed.

The outbreak of COVID-19 in China has also caused temporary closures of many of our offices, adjustment of operation hours and work-from-home arrangements in our Beijing headquarters and other offices in China. We have taken measures to facilitate our employees to work remotely, but we might still experience lower work efficiency and productivity, which may adversely affect our results of operations.

As we derive most of our revenues in China, our results of operations will be adversely, and may be materially, affected to the extent that COVID-19 harms the Chinese and global economy in general. While the duration of this pandemic cannot be reasonably estimated at this time, we expect that our results of operations for the first quarter and second quarter of 2020 will be adversely affected with potential continuing negative impacts on the subsequent periods.

Safe Harbor Statement

This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “aims,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” “potential,” “continue,” “likely to,” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s estimates relating to the completion and filing of its annual report on Form 20-F for the year ended December 31, 2019 and uncertainties as to the impact of the COVID-19 on the Company’s business operations. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Tarena International, Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Wing Kee Lau
	Name:	Wing Kee Lau
	Title:	Chief Financial Officer

Date: April 29, 2020